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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (AMENDMENT NO. )(1)

                     Environmental Solutions Worldwide, Inc.
                                (NAME OF ISSUER)

                         Common Stock, $0.001 par value
                         (TITLE OF CLASS OF SECURITIES)

                                    29 408 K
                                 (CUSIP NUMBER)

                                   Bengt Odner
                     Environmental Solutions Worldwide, Inc.
                                30 Wertheim Court
                               Suite 24, 2nd Floor
                             Richmond Hill, Ontario
                                 L4B 1B9 Canada
                                 (905) 763-3799

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 9, 1999
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5

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CUSIP No. 29 408 K                               13D                Page 2 of 5
      =======================                   ====

1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Teodosio V. Pangia

2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                         (b) / /
                                                                         -------

3    SEC Use Only

4    Source of Funds (See Instructions)            PF

5    Check Box if Disclosure of Legal Proceedings is Required               / /
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization             Canada

               7    Sole Voting Power
  Number of              3,170,975 shares                                 11.3%
                         ----------------                                 -----
   Shares      ---------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               0 shares                                            0%
                         --------                                           ---
    Each       ---------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                3,170,975 shares                                 11.3%
                         ----------------                                 -----
    With       ---------------------------------------------------------
               10   Shared Dispositive Power
                         0 shares                                            0%
                         --------                                           ---

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          3,170,975 shares

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   / /
     (See Instructions)

13   Percent of Class Represented by Amount in Row (11)                    11.3%

14   Type of Reporting Person (See Instructions)
                                                          IN
                                                          ==

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This statement, dated December 20, 1999, constitutes the initial filing on
Schedule 13D regarding the ownership by Mr. Teodosio V. Pangia of the securities of Environmental Solutions, Inc. (the "Company"). The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of the Company. The address of the principal executive office of the Company is 30 Wertheim Court, Suite 24, 2nd Floor, Richmond Hill, Ontario L4B 1B9 Canada.

Item 2.  Identity and Background.

         This Schedule is filed on behalf of Mr. Teodosio V. Pangia. The business address of Mr. Pangia is c/o the Company at 30 Wertheim Court, Suite 24, 2nd Floor, Richmond Hill, Ontario L4B 1B9 Canada, and his occupation is business consultant. Mr. Pangia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. During the last five years, Mr. Pangia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pangia is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 29, 1999, Mr. Pangia acquired 3,170,975 shares of the Common Stock of the Company in exchange for shares of BBL Technologies, Inc., an Ontario corporation ("BBL"). Those shares of BBL were purchased using personal funds.

Item 4.  Purpose of Transaction.

         Mr. Pangia made the acquisitions reported herein for the purposes of investment. Mr. Pangia may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, Mr. Pangia may sell all or a portion of his shares in open-market or private transactions, depending upon prevailing market conditions and other factors.


                          Page 3 of 5 Pages


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Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Pangia beneficially owns 3,170,975 shares of Common Stock. Those shares are owned of record by Tyler Dylan Corp., an Ontario corporation in which Mr. Pangia is the sole stockholder. This constitutes approximately 11.3% of the shares shown as outstanding in the most recently available filing by the Company with the Securities and Exchange Commission.

         (b) Mr. Pangia has the sole voting and dispositive power over all the shares beneficially owned by him.

         (c) There were no transactions in the shares effected by Mr. Pangia during the past sixty days.

         (d)  Not Applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         Not applicable


                          Page 4 of 5 Pages

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                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: December 20, 1999                     /s/ Teodosio V. Pangia
                                            --------------------------
                                            Teodosio V. Pangia

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                          Page 5 of 5 Pages